UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒                                                                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐                                                                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File number 1-7933

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aon Savings Plan

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aon plc

8 Devonshire Square

London EC2M 4PL

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee acting as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AON SAVINGS PLAN

BY THE COMMITTEE

/s/ PAUL HAGY
Paul Hagy

Date:
June 28, 2012

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AON SAVINGS PLAN

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public Accounting Firm

Employer Plan Identification #36-3051915

Plan #020

AON SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Retirement Plan Governance and Investment Committee

Aon Savings Plan

We have audited the accompanying statements of net assets available for benefits of Aon Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP
Chicago, Illinois
June 28, 2012

Employer Plan Identification #36-3051915
Plan #020

AON SAVINGS PLAN

Statements of Net Assets Available for Benefits

(in thousands)

	December 31
	2011	2010
Assets

Investments, at Fair Value:
Aon Corporation Common Stock	$153,204	$169,089
Brokerage Accounts	19,653	22,279
Ned Davis Fund - Common Stocks	—	70,879
Ned Davis Fund - Long-Term Bonds	—	19,282
Investments Held in Mutual Funds:
BlackRock Liquidity Funds FedFund	242,791	253,765
Vanguard REIT Index Fund	65,056	64,801
Vanguard Admiral Intermediate-Term Treasury Fund	126,579	109,511
Vanguard Capital Opportunities Fund	74,412	88,519
T. Rowe Price Growth Stock Fund	89,162	90,239
Dodge & Cox Common Stock Fund	155,971	169,470
PIMCO Total Return Fund	193,077	157,369
Wellington Small Cap Opportunities Fund	—	52,201
Wells Fargo Small Cap Value Fund	49,027	56,176
American Funds Euro-Pacific Growth Fund	159,261	186,243
Vanguard Institutional Index Fund	301,105	—
Vanguard Extended Market Fund	58,865	—
Vanguard FTSE All World Fund	12,866	—
PIMCO All Asset Fund	7,481	—
Investments Held in Collective Trusts:
State Street Global Advisors S&P 500 Strategy Fund	—	242,739

Total Investments, at Fair Value	1,708,510	1,752,562

Receivables:
Notes Receivable from Participants	19,327	19,328

Total Receivables	19,327	19,328

Net Assets Available for Benefits	$1,727,837	$1,771,890

See notes to financial statements.

AON SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

(in thousands)

	Year Ended December 31
	2011	2010
Additions

Net Investment Income:
Interest Income	$551	$1,809
Aon Corporation Dividends	1,958	2,333
Other Dividends	35,585	27,068

Total Net Investment Income	38,094	31,210

Interest Income on Notes Receivable from Participants	894	1,010

Contributions:
Company	52,925	53,231
Participants	77,914	78,317
Rollovers	6,279	6,051

Total Contributions	137,118	137,599

Total Additions	176,106	169,819

Deductions:

Benefit Payments	(171,207)	(159,416)
Management and Administrative Fees	(1,195)	(1,699)

Total Deductions	(172,402)	(161,115)

Net (Depreciation) Appreciation in Fair Value of Investments	(47,757)	155,524

Net (Decrease) Increase in Net Assets Available for Benefits	(44,053)	164,228

Net Assets Available for Benefits at Beginning of Year	1,771,890	1,607,662

Net Assets Available for Benefits at End of Year	$1,727,837	$1,771,890

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan # 020

AON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

1.              Description of Plan

General

On April 2, 2012, Aon plc completed the reorganization of the corporate structure of the group of companies controlled by its predecessor, Aon Corporation, as holding company of the Aon group, pursuant to which Aon Corporation merged with one of its indirect, wholly-owned subsidiaries and Aon plc became the publicly-held parent company of the Aon group.  This transaction is referred to as the Redomestication.  In the Redomestication, each share of Aon Corporation common stock held by stockholders of Aon Corporation was converted into the right to receive one Class A Ordinary Share, nominal value $0.01 per share, of Aon plc.

The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (Aon or the Company or Plan Sponsor).  The Plan is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan’s assets are held by State Street Bank and Trust Company (the Trustee).

Participants in the Aon Common Stock ESOP Fund (the ESOP Fund) have the option to reinvest dividends in additional shares of Aon common stock in the Plan or receive dividends in cash.  Participants are allowed to immediately diversify any Company-matching contributions allocated to the ESOP Fund.

The Hewitt Associates Retirement and Savings Plan (the Hewitt Plan) merged into the Plan effective at the close of business on December 31, 2011.  Participants in the Hewitt Plan commenced participation in the Plan on January 1, 2012.  Accordingly, participant accounts of approximately $1,571,179,000 were transferred into the Plan in January 2012.

Effective January 1, 2012, the Plan changed trustees from State Street Bank and Trust Company to the Northern Trust Company.

The following description of the Plan provides only general information.  Participants of the Plan should refer to the Plan Document for a more complete description of the Plan.

1.                                      Description of Plan (continued)

Eligibility and Participation

Employees other than field sales agents or employees scheduled to work less than 20 hours per week are immediately eligible to participate.  Field sales agents and employees scheduled to work less than 20 hours per week are eligible to participate after completing one year of service and attaining the age of 21.  Participants must complete one year of service to be eligible for Company-matching contributions.

Contributions

Participant — Participant contributions are made by means of regular payroll deductions.  Non-highly compensated participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 25% of their compensation, as defined by the Plan.  Highly compensated participants, as defined by the IRC, may elect to make contributions between 1% and 12% of their compensation, as defined by the Plan.  Effective January 1, 2012, all eligible employees may elect to contribute up to 50% of their compensation, as defined by the Plan.  Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS).  Accordingly, the maximum participant contribution was $16,500 in 2011 and 2010.  In addition to regular participant contributions, catch-up contributions of up to $5,500 for 2011 and 2010 were allowed for any participants who were age 50 or older during the Plan year.

New employees are automatically enrolled in the Plan at a 4% contribution rate after 30 days of service, unless the election is waived. After participants have completed six months of service, his or her automatic enrollment contribution will increase by 1% each April until reaching 6%. Participants can change their deferral percentage or investment selections at any time after initial enrollment.

The Plan allows participants to make Roth 401(k) contributions.  Roth contributions are made on an after-tax basis, and participants would then owe no further tax on these contributions or their earnings.

Company — During 2011 and 2010, the Company contributed an amount equal to 100% of the first 6% of a participant’s compensation that a participant contributed to the Plan.  These contributions are made concurrent with participant contributions.  The Company may make a further discretionary contribution as determined by the Company’s Board of Directors.  During 2011 and 2010, this discretionary contribution was $0.

The Aon Retirement Account is for employees hired after January 1, 2004 who are not eligible for participation in the Aon Pension Plan.

1.                                      Description of Plan (continued)

The Aon Retirement Account was funded entirely by Company contributions.  No employee contributions were allowed.  On February 4, 2009, the Company announced that the Aon Retirement Account portion of the Plan was being frozen with the effective date of December 31, 2008.

Investment Options

Both participant and Company contributions to the Plan will be invested in any of the various investment alternatives offered by the Plan in any whole percentages as directed by the participant.  Additionally, a brokerage account is offered that allows participants to invest their self-directed contributions in various stock, mutual funds and other investments.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses).  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in their contributions as well as actual earnings of the Plan.  Participants become 100% vested in the employer contributions (including amounts in the Aon Retirement Account) after five years of Plan service, according to a graded vesting schedule. All contributions made after January 1, 2012 will be 100% vested immediately.

Forfeitures of $1,908,000 for 2011 and $1,830,000 for 2010 were used to provide partial funding for Company contributions and to pay other expenses of the Plan.

Benefit Payments

Upon retirement or termination of service, a participant will receive a lump-sum payment equal to his or her vested balance.  The participant may elect to receive this payment directly or to be rolled into another plan or IRA.  Vested amounts of the ESOP may be received in cash or Aon common stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

1.                                      Description of Plan (continued)

Participant Loans

Under the loan provision of the Plan, each participant is permitted one loan in a twelve-month period, and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant’s account, excluding the ESOP and Aon Retirement Account portion of the account.  The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request.  Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

2.                                      Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 3 for further discussion and disclosures related to fair value measurements.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2011 or 2010.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

2.                                      Significant Accounting Policies (continued)

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, (ASC 820) to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs).  Certain of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for non-public entities.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Administrative Expenses

Administrative expenses of the Plan, including expenses of the Trustee, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses.  The Company did not pay any Plan expenses in 2011 or 2010.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.                                      Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

3.                                      Fair Value Measurements (continued)

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•      quoted prices for similar assets and liabilities in active markets

•      quoted prices for identical or similar assets or liabilities in markets that are not active

•      observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•      inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds, common stock and preferred stock:  valued at quotes obtained from national securities exchanges.

Common collective trusts:  valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  These funds are primarily invested in publicly traded common stocks and bonds. Participant-directed and Plan redemptions have no restrictions.

Long-term bonds:  valued generally at matrix-calculated prices that are obtained from various pricing services.

3.                                      Fair Value Measurements (continued)

Investments at fair value as of December 31, 2011:

(in thousands)	Level 1	Level 2	Level 3	Total
Investments:
Long-Term Bonds	$—	$41	$—	$41
Preferred Stock	138	—	—	138
Common Stock	161,810	—	—	161,810
Mutual Funds:
Short-Term Fund	246,860	—	—	246,860
Large Cap Stocks	627,449	—	—	627,449
Large Cap Stocks-Foreign	172,127	—	—	172,127
Mid/Small Cap Stocks	58,865	—	—	58,865
Small Cap Stocks	49,027	—	—	49,027
REITs	65,056	—	—	65,056
Intermediate-Term Bonds	319,656	—	—	319,656
Fund of Funds	7,481	—	—	7,481
Total Investments at Fair Value	$1,708,469	$41	$—	$1,708,510

Investments at fair value as of December 31, 2010:

(in thousands)	Level 1	Level 2	Level 3	Total
Investments:
Long-Term Bonds	$—	$19,321	$—	$19,321
Preferred Stock	325	—	—	325
Common Stock	251,346	—	—	251,346
Common Collective Trusts:
Large Cap Stocks (a)	—	242,739	—	242,739
Mutual Funds:
Short-Term Fund	258,505	—	—	258,505
Large Cap Stocks	354,025	—	—	354,025
Large Cap Stocks-Foreign	186,243	—	—	186,243
Small Cap Stocks	108,377	—	—	108,377
REITs	64,801	—	—	64,801
Intermediate-Term Bonds	266,880	—	—	266,880
Total Investments at Fair Value	$1,490,502	$262,060	$—	$1,752,562

(a)  Common collective trusts for the Plan consist of an equity index fund whose objective is to approximate as closely as practicable, before expenses, the performance of the S&P 500 Index over the long term.

4.                                      Investments

During 2011 and 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows (in thousands):

	December 31
	2011		2010
		Net Realized		Net Realized
		and Unrealized		and Unrealized
		Appreciation		Appreciation
		(Depreciation)		(Depreciation)
		in Fair Value		in Fair Value
		of Investments		of Investments
	Fair	During	Fair	During
	Value	the Year	Value	the Year
Investments, at Fair Value:
Aon Corporation Common Stock	$153,204	$3,903	$169,089	$29,486
Brokerage Accounts	19,653	(1,511)	22,279	2,321
Ned Davis Fund - Common Stocks	—	3,983	70,879	8,223
Ned Davis Fund - Long Term Bonds	—	—	19,282	1,011
Investments in Mutual Funds:
BlackRock Liquidity Funds FedFund	242,791	—	253,765	—
Vanguard REIT Index Fund	65,056	2,978	64,801	12,055
Vanguard Capital Opportunities Fund	74,412	(8,954)	88,519	8,275
Wells Fargo Small Cap Value Fund	49,027	(4,796)	56,176	8,100
Dodge & Cox Common Stock Fund	155,971	(9,364)	169,470	18,202
PIMCO Total Return Fund	193,077	177	157,369	265
Wellington Small Cap Opportunities Fund	—	3,990	52,201	8,818
T. Rowe Price Growth Stock Fund	89,162	(909)	90,239	12,447
American Euro-Pacific Growth Fund	159,261	(27,660)	186,243	12,916
PIMCO All Asset Fund	7,481	(506)	—	—
Vanguard Institutional Index Fund	301,105	(17,702)	—	—
Vanguard Extended Market Fund	58,865	(6,494)	—	—
Vanguard FTSE All World Fund	12,866	(2,486)	—	—
Vanguard Admiral Intermediate- Term Treasury Fund	126,579	3,272	109,511	2,016
Investments in Collective Trusts:
State Street Global Advisors S&P 500 Strategy Fund	—	14,322	242,739	31,389
Total	$1,708,510	$(47,757)	$1,752,562	$155,524

4.                                      Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows (in thousands):

	December 31
	2011	2010

Aon Corporation Common Stock	$153,204	$169,089
Investments in Mutual Funds:
BlackRock Liquidity Funds FedFund	242,791	253,765
T. Rowe Price Growth Stock Fund	89,162	90,239
Vanguard Admiral IntermediateTerm Treasury Fund	126,579	109,511
Dodge & Cox Common Stock Fund	155,971	169,470
American Funds Euro-Pacific Growth Fund	159,261	186,243
Vanguard Institutional Index Fund	301,105	—
PIMCO Total Return Fund	193,077	157,369
Investments in Collective Trusts:
State Street Global Advisors S&P 500 Strategy Fund	—	242,739

5.                                      Income Taxes

The Plan has received a determination letter from the IRS dated October 1, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this issuance of the determination letter, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

6.                                      Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.                                      Related Party Transactions

The Plan invests in the common stock of the Company.  During 2011 and 2010 the Plan held investments managed by the Trustee.  These transactions qualify as party-in-interest transactions; however, they are exempt from prohibited transaction rules under ERISA.

8.                                      Reconciliation of Financial Statements to the Form 5500

As described in Note 1, the Hewitt Plan merged with the Plan at the close of business December 31, 2011. The Plan’s financial statements reflect net assets available for benefits just prior to the merger, the Plan’s Form 5500 reflects post merger.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 to the Form 5500:

December 31
2011

Net assets available for benefits per the financial statements	$1,727,837,693
Transfer from merger of Hewitt Associates Retirement and Savings Plan	1,571,179,478
Net assets available for benefits per the Form 5500	$3,299,017,171

Employer Identification #36-3051915
Plan #020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

Current Value
Identity of Issuer	(thousands)
Aon Common Stock ESOP Fund
Aon Corporation
Common Stock, 1.00 par*	$153,204
Mutual Funds:
BlackRock Liquidity Funds FedFund	242,791
PIMCO All Asset Fund	7,481
Vanguard Institutional Index Fund	301,105
Vanguard REIT Index Fund	65,056
Vanguard Capital Opportunities Fund	74,412
Dodge & Cox Common Stock Fund	155,971
PIMCO Total Return Fund	193,077
T. Rowe Price Growth Stock Fund	89,162
Vanguard Extended Market Fund	58,865
Vanguard Admiral Intermediate-Term
Treasury Fund	126,579
American Funds Euro-Pacific Growth Fund	159,261
Wells Fargo Small Cap Value Fund	49,027
Vanguard FTSE All World Fund	12,866
Brokerage Accounts	19,653
1,708,510
Participant Loans* (4.25% - 10.5%)	19,327

1,727,837

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

Current Value
Identity of Issuer	(thousands)
Hewitt Stable Value Fund:
Short-term Investments:
Coltv Short Term Invt Fd	29,964

Insurance contract:
Gic Met Live Contract# 31833 Rate 5.70& Mat 10/15/2013	12,984

Common/Collective Trust:
Dwight 2011 Term Fund	13,099
Dwight 2012 Term Fund	39,944
Dwight 2013 Term Fund	40,227
Dwight 2014 Term Fund	40,750
Dwight 2015 Term Fund	68,451
Dwight Intermediate Core Plus Fund	79,071

Common/Collective Trust:
MFO Blackrock Institutional Trust US Debt Index	90,657

Mutual Funds:
Morgan Stanley Institutional Emerging Markets	104,073
Morgan Stanley Europacific Growth	175,812
Advisors Equity Fund	131,054
Brandywine Open End Fund	68,114
Vanguard Institutional Index	204,066
Wilmington Small Cap Value Fund	89,435

Dodge & Cox Balanced Fund:
Short-term Investments:
Coltv Short Term Invt Fd	34,309

U.S. Government Securities:
Fhlmc Pool #1G0102 Adj Rt 01-01-2035	2

Corporate Debt Instruments - Preferred:
Covidien Intl Fin 6% Due 10-15-2017	207
Barclays Bk Plc 5.125% Due 01-08-2020	308
Hsbc Hldgs Plc 6.5% Due 05-02-2036	101
Hsbc Hldgs Plc 6.5% Due 09-15-2037	222
Royal Bk Scotland 4.375% Due 03-16-2016	72
Royal Bk Scotland 6.125% Due 01-11-2021	419
At&T Inc Global Nt 6.55 Due 02-15-2039 Reg	382
Bank Amer Corp 7.625% Due 06-01-2019	181
Wellpoint Inc 5.25% Due 01-15-2016	280

Corporate Debt Instruments - Other:
Aol Time Warner 7.625% Due 04-15-2031	645
Bac Cap Tr Xi 6.625% Due 05-23-2036	132

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(continued)

Current Value
Identity of Issuer	(thousands)
Bank One Cap Iii 8.75% Due 09-01-2030	331
Bankamerica Cap Ii Ser 2 8 Bd Due 12-15-2026/06 Beo	270
Cigna Corp 6.15% Due 11-15-2036	54
Comcast Corp New 5.85% Due 11-15-2015	142
Comcast Corp New 6.3% Due 11-15-2017	266
Cox Communications 5.5% Due 10-01-2015	141
Dow Chem Co 7.375% Due 11-01-2029	349
Dow Chem Co 8.55% Due 05-15-2019	284
Hca Inc 6.75 Due 07-15-2013/07-14-2013 Beo	77
Pvtpl Cox Comm Inc New /Ts/Coxentcox Comm Inc 5.875 Due 12-01-2016	115
Reed Elsevier Cap 8.625% Due 01-15-2019	287

Corporate Stock - Preferred:
Citigroup Cap Xiii 7.875% Tr Pfd Secs Fixed/Fltg	208

Corporate Stock - Common:
Adr Nokia Corp Sponsored Adr	548
Sanofi Sponsored Adr	3,443
Adr Panasonic Corp Adr Adr	420
Adr Sony Corp Amern Sh New	758
Adr Cemex Sab De Cv	222
Adr Aegon N V Ny Registry Shs Shs	702
Adr Credit Suisse Group Sponsored Adr Isin Us2254011081	305
Adr Novartis Ag	3,179
Adr Glaxosmithkline Plc Sponsored Adr	3,012
Adr Hsbc Hldgs Plc Sponsored Adr New	534
Adr Unilever Plc Sponsored Adr New	677
Adr Vodafone Group Plc New Sponsored Adr	2,144
Adobe Sys Inc Com	622
Amgen Inc Com	3,737
Aol Inc Com Stk	307
Baker Hughes Inc Com	1,537
Bank New York Mellon Corp Com Stk	2,210
Bank Of America Corp	1,476
Bb&T Corp Com	1,374
Bmc Software Inc Com Stk	606
Boston Scientific Corp Com	1,062
Cadence Design Sys Inc Com	632
Cap 1 Fncl Com	3,844
Carmax Inc Com	546
Celanese Corp Del Com Ser A Stk	761
Chevron Corp Com	1,802
Comcast Corp New-Cl A	4,309
Computer Sci Corp Com	732
Compuware Corp Com	382
Corning Inc Com	527
Dish Network Corp Cl A Com Stk	740

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(continued)

Current Value
Identity of Issuer	(thousands)
Domtar Corp Com New Com New	202
Dow Chemical Co Com	1,607
Ebay Inc Com Usd0.001	2,320
Equinix Inc Com New Com New	193
Fedex Corp Com	3,065
General Electric Co	4,157
Genworth Finl Inc Com Cl A Com Cl A	391
Goldman Sachs Group Inc Com	2,541
Hewlett Packard Co Com	4,357
Home Depot Inc Com	1,988
Legg Mason Inc Com	135
Liberty Global Inc Com Ser A	135
Liberty Global Inc Com Ser C Com Ser C	206
Liberty Interactive Corp Interactive Comser A	1,014
Lowes Cos Inc Com	1,094
Maxim Integrated Prods Inc Com	1,591
Mcgraw-Hill Cos Com Usd1	895
Medtronic Inc Com	861
Merck & Co Inc New Com	4,396
Microsoft Corp Com	2,456
Molex Inc Cl A	595
Molex Inc Com	286
N V R Inc Com	137
Netapp Inc Com Stk	2,103
News Corp Cl A Com	2,985
Occidental Petroleum Corp	4,502
Pfizer Inc Com	4,134
Pitney Bowes Inc Com	180
Schlumberger Ltd Com Com	5,454
Schwab Charles Corp Com New	1,557
Sprint Nextel Corp	930
Sun Tr Banks Inc Com	694
Symantec Corp Com	1,524
Synopsys Inc Com	1,202
Te Connectivity Ltd	1,437
Time Warner Cable Inc Com	1,964
Time Warner Inc Usd0.01	3,653
Tyco International Ltd(Switzerland) Com Usd0.80	861
Vulcan Materials Co Com	1,003
Wal-Mart Stores Inc Com	2,594
Wells Fargo & Co New Com Stk	4,453
Xerox Corp Com	1,469

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(continued)

Current Value
Identity of Issuer	(thousands)
Friess Small Cap Growth Fund:
Short-term Investments:
Coltv Short Term Invt Fd	1,923

Corporate Stock - Common:
Aci Worldwide Inc Com Stk	1,005
Actuate Corp Com	404
Adr Silicon Motion Technology Corp Sponsored Adr Repstg Shs	555
Allot Communications Ltd Com Stk	803
American Railcar Inds Inc Com Stk	481
Analogic Corp Com Par $0.05	1,473
Ann Inc Com	570
Avis Budget Group Inc Com Stk	225
Benihana Inc Com	86
Bio-Reference Labs Inc Com Par $0.01 New	722
Bruker Corp	961
Calavo Growers Inc Com	218
Carpenter Tech Corp Com	1,483
Chart Inds Inc Com Par $0.01 Com Par $0.01	1,130
Clicksoftware Technologies	349
Coinstar Inc Com	456
Computer Task Group Inc Com	170
Dawson Geophysical Co Com	115
Dexcom Inc Com	464
Diebold Inc Com	1,239
Dsw Inc Cl A Cl A	968
Edac Technologies Corp Com	73
Energy Xxi (Bermuda) Com Stk Usd $0.005	1,046
Express Inc Com	746
Finish Line Inc Cl A	1,005
Freightcar Amer Inc Com	115
Gastar Exploration Ltd Common Stock	335
Gatx Corp Com	528
Genesco Inc Com	908
Gnc Hldgs Inc Gnc Holdings Inc	1,207
Greenbrier Cos Inc Com Stk	1,046
Haynes Intl Inc Com New Com New	1,147
Heartland Pmt Sys Inc Com Stk	1,247
Heckmann Corp Com Stk	1,220
Hersha Hospitality Tr Prty Cl A Shs Ben Int	788
Hibbett Sports Inc Com Stk	1,148
Hornbeck Offshore Svcs Inc New Com	720
Impax Laboratories Inc Com	1,224
Infospace Inc Com Par $.0001 Com Par $.0001	717
Jos A Bk Clothiers Inc Com	556
Kaiser Alum Corp Com Par $0.01 Com Par $0.01	1,037
Key Energy Svcs Inc	1,244

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(continued)

Current Value
Identity of Issuer	(thousands)
Keynote Sys Inc Com Isin Us4933081006	947
Laredo Petroleum Holdings In	203
Lecroy Corp Com	464
Life Time Fitness Inc Com	963
Madden Steven Ltd Com	780
Magnum Hunter Res Corp Del Com	853
Maximus Inc Com	83
Monotype Imaging Hldgs Inc Com Stk	617
Navigant Consulting Inc Com	119
Orasure Technologies Inc Com	437
Osi Sys Inc Com	332
Parametric Technology Corp Com New Stk	666
Pc-Tel Inc Com	77
Petro Dev Corp Com	685
Quantum Corp Dssg Com	612
Red Robin Gourmet Burgers Inc Com	726
Sanchez Energy Corp Com	751
Select Comfort Corp Oc-Cap Stk Oc-Cap Stk	1,473
Silicon Graphics Intl Corp Com	25
Sonic Automotive Inc Cl A	769
Spectrum Pharmaceuticals Inc Com	862
Stillwater Mng Co Com	742
Stone Energy Corp Com	976
Strategic Hotels & Resorts Inc Com	1,060
Superior Energy Svcs Inc Com	1,089
Susser Hldgs Corp Com Stk	656
Synergetics Usa Inc Formerly Synergetic Com	359
Tangoe Inc Com Stk	291
Team Inc Com Stk	170
Tetra Tech Inc New Com	974
Thor Inds Inc Com Stk	647
Titan Machy Inc Com	721
Transcend Svcs Inc Com New Com New	325
Trinity Ind Inc Com	622
Ultratech Inc Eff 06-10-03	531
Unvl Stainless & Alloy Prods Inc Com	138
Vera Bradley Inc Com Stk	29
Vocus Inc Com	214
Wabash Natl Corp Com	466
Zoll Med Corp Com	752

Harbor Capital Appreciation Fund:
Short-term Investments:
Coltv Short Term Invt Fd	1,273

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(continued)

Current Value
Identity of Issuer	(thousands)
Corporate Stock - Common:
Lululemon Athletica Inc Com	1,305
Adr Baidu Inc Sponsored Adr	2,361
Adr Tencent Hldgs Ltd Adr	806
Adr Youku Inc	109
Adr Lvmh Moet Hennessy Louis Vuitton Adr	407
Adr Novo-Nordisk A S Adr	2,343
Adr Bayerische Motoren Werke Ag Adr	678
Adr Industria De Diseno Textil Inditex Sa Adr Adr	966
Adr Arm Hlds Plc Sponsored Isin Us0420681068	571
Adr Burberry Group Plc Sponsored	1,303
Shire Plc Adr	3,333
American Tower Mandatory Exc American Tower Reit 2F14A31 1/3/2012	2,862
Express Scripts Inc Stock Merger Express Scripts 2H1Ra21 4/3/2012	1,284
Agilent Technologies Inc Com	1,632
Alexion Pharmaceuticals Inc Com	1,212
Allergan Inc Com	2,515
Altera Corp Com	894
Amazon Com Inc Com	5,030
American Express Co	2,544
Anadarko Petro Corp Com	1,525
Apple Inc Com Stk	8,510
Avago Technologies Ltd	1,003
Bed Bath Beyond Inc Com	1,468
Boeing Co Com	2,436
Borg Warner Inc Com	1,258
Bristol Myers Squibb Co Com	1,728
Broadcom Corp Cl A	554
Celgene Corp Com	2,672
Chipotle Mexican Grill Inc Com Stk	1,941
Coach Inc Com	1,443
Cognizant Technology Solutions Corp Cl Acl A	1,051
Concho Res Inc Com Stk	1,509
Costco Wholesale Corp New Com	2,724
Du Pont E I De Nemours & Co Com Stk	1,030
Dunkin Brands Group Inc Com	510
Emc Corp Com	2,511
Eog Resources Inc Com	1,552
Estee Lauder Companies Inc Cl A Usd0.01	2,425
Google Inc Cl A Cl A	4,102
Harley Davidson Com Usd0.01	1,016
Illumina Inc Com	728
International Business Machs Corp Com	3,447
Johnson & Johnson Com Usd1	1,613
Juniper Networks Inc Com	504
Linkedin Corp Cl A	766
Mastercard Inc Cl A	3,826

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(continued)

Current Value
Identity of Issuer	(thousands)
Mc Donalds Corp Com	2,533
Mead Johnson Nutrition Com Usd0.01	1,694
Monsanto Co New Com	3,061
Morgan Stanley Com Stk Usd0.01	729
National Oilwell Varco Com Stk	1,516
Nike Inc Cl B	2,904
Oracle Corp Com	2,658
Precision Castparts Corp Com	3,438
Priceline Com Inc Com New Stk	1,714
Qualcomm Inc Com	2,688
Ralph Lauren Corp Cl A Cl A	2,410
Red Hat Inc Com	1,321
Roper Inds Inc New Com	374
Salesforce Com Inc Com Stk	2,516
Starbucks Corp Com	3,394
Tiffany & Co Com	1,031
Union Pac Corp Com	2,042
United Technologies Corp Com	1,388
Vertex Pharmaceuticals Inc Com	951
Visa Inc Com Cl A Stk	1,438
Vmware Inc Cl A Com Cl A Com	2,254
Walt Disney Co	1,783
Whole Foods Mkt Inc Com	2,100
1,538,235

Participant loans * (4.00% - 9.25%)	39,458

1,577,693

Total Investments	$3,305,530

*Party-in-interest transaction not prohibited by ERISA.